EXHIBIT 99.1

                                               [GRAPHIC OMITTED]
                                                 CONCHA Y TORO

                                              FOR IMMEDIATE RELEASE


                           VINA CONCHA Y TORO REPORTS
                           PRELIMINARY VOLUMES FOR THE
                          FOURTH QUARTER AND YEAR 2005

Santiago, Chile, January 11, 2006

Vina Concha y Toro S.A. ("Concha y Toro") (NYSE: VCO, Chile: Conchatoro), Chile's largest producer and exporter of premium wines, announced today preliminary sales volumes for the fourth quarter and year 2005.

                   BOTTLED SALES VOLUMES IN THOUSAND OF LITERS
                   -------------------------------------------


--------------------------------------------------------------------------
                              4Q 2005         |             2005
                    ------------------------  |  -------------------------
                       Volume       % change  |     Volume        % change
                    (liters '000)             |  (liters '000)
--------------------------------------------------------------------------
Chile:                                        |
Domestic*              15,900          -5.9%  |      60,946           1.5%
Exports                24,828           8.3%  |      94,962          11.1%
                                              |
Argentina:                                    |
Domestic                1,642         -28.9%  |       4,997         -25.7%
Exports                 2,817         120.6%  |      10,328          61.9%
--------------------------------------------------------------------------

*  Domestic volumes do not include sales of liquors and coolers